U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-18412
                            CUSIP NUMBER:___________

      [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ]  Form 11-K
[ ] Form 10-Q and Form 10-QSB

                      For Period Ended: November 30, 1997

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        [ ] Money Market Fund Rule 30b3-1 Filing

                        For the Transition Period Ended: N/A

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I. Registrant Information.

      The Registrant is Playorena, Inc. (the "Company") and has an address at 22 Manhasset Avenue, Port Washington, New York, 11050.

Part II. Rules 12b-25 (b) and (c)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, will be filed on or before the fifteenth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is not applicable.

Part III. Narrative

      The Form 10-KSB for the year ended November 30, 1997 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company, due to its very limited resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

          David N. Feldman, Esq.  (212) 869-7000

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes          [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

                       [ ] Yes          [X] No



                                 Playorena Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date: March 1, 1998           By: /s/ Michael Astor
                                       ------------------------
                                       Michael Astor, President